

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2020

Michael Zechmeister
Chief Financial Officer
C. H. Robinson Worldwide, Inc.
14701 Charlson Road
Eden Prairie, Minnesota 55347

>   **Re: C. H. Robinson Worldwide, Inc.**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **Filed February 19, 2020**
>   **File No. 000-23189**

Dear Mr. Zechmeister:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Management's Discussion and Analysis, page 23

1. We note your presentation of the non-GAAP measure net revenues. Given that this measure reduces your reported revenue by a non-revenue line item, explain to us your basis for presenting this as a measure of revenue. If net revenues is intended to be presented as a measure of gross profit, tell us whether and, if so, how you considered the use of a different caption and the presentation of a reconciliation for this non-GAAP measure to the most directly comparable GAAP measures, i.e. gross margin that includes depreciation, depletion and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K.

2. We note that you disclose operating margin at page 24 which appears to be calculated by dividing operating income by net revenues, a non-GAAP measure. Please identify operating margin as a non-GAAP measure and provide the applicable disclosures under Item 10(e) of Regulation S-K or tell us why you believe these disclosures are not necessary.

Note 9: Segment Reporting, page 57

3.   We note that you disclose net revenues and income (loss) from operations in your segment
        footnote. Please tell us if both of these measures are used by the CODM as the measure of
        segment profit or loss in assessing performance and deciding how to allocate resources
        and how you have considered the guidance in ASC 280-10-50-28 in determining the
        appropriate measure to disclose.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Steve Lo at 202-551-3394 or Craig Arakawa at 202-551-3650 if you
have questions regarding these comments.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation